Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We hereby consent to the inclusion of our report dated February 14, 2025 in the Registration Statement on Form F-1 (No. 333-284006), relating to the audit of the consolidated balance sheets of Work Medical Technology Group Limited and its subsidiaries (collectively the “Company”) as of September 30, 2024 and 2023, and the related consolidated statements of income and comprehensive loss, changes in equity, and cash flows in each of the years in the two-year period ended September 30, 2024, and the related notes (collectively referred to as the financial statements).

We also consent to the Company’s reference to WWC, P.C., Certified Public Accountants, as experts in accounting and auditing.

/s/ WWC, P.C.
San Mateo, California	WWC, P.C.
April 29, 2025	Certified Public Accountants
PCAOB ID: 1171